August 23, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attention: Mr. John Reynolds

Re:	Evans Brewing Company, Inc.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-212765)

Mr. Reynolds:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the “Securities Act”), Evans Brewing Company, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the above-referenced Registration Statement on Form S-1, together with all exhibits thereto, (collectively, and as amended, the “Registration Statement”).

The Registrant is requesting the withdrawal of the Registration Statement at the request of the Commission. The Registration Statement has not been declared effective by the Commission, and the Registrant confirms that no securities have been sold under the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via email at mike@evansbrewco.com, with a copy to Kyle Leingang, Esq. of Dorsey & Whitney LLP, via email at leingang.kyle@dorsey.com.

The Registrant also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account with the Commission for future use.

Please do not hesitate to contact Kyle Leingang of Dorsey & Whitney LLP at (714) 800-1425 with any questions you may have.

Sincerely, EVANS BREWING COMPANY, INC. By: /s/ Michael J. Rapport Michael J. Rapport Chief Executive Officer